UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
(Name of Issuer)

Common Stock
(Title of Class of Securities)
285229100
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
 (360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

February 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]Ô.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 571,683 common shares (1.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 571,683; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.8%; for all reporting persons as a group 8.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,048,494 common shares (6.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,048,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,048,494; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 6.6%; for all reporting persons as a group, 8.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 152,903 common shares (0.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 152,903; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.5%; for all reporting persons as a group, 8.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,773,080 common shares (8.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,773,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,773,080; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 8.9%; for all reporting persons as a group 8.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 152,903 common shares (0.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,903 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 152,903; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.5%; for all reporting persons as a group, 8.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,773,080 common shares (8.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,773,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,773,080; for all reporting persons as a group, 2,773,080 shares (8.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 8.9%; for all reporting persons as a group, 8.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 17 to Schedule 13D (this "Amendment") amends the below-indicated Items from the Schedule 13D with respect to the shares of common stock (the "Common Stock") of Electro Scientific Industries Inc. (the "Issuer" or "ESIO") previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively the "Schedule 13D"), by supplementing such Items with the information below.
The names of the persons filing this Amendment (collectively, the "Reporting Persons") are:  The D3 Family Fund, L.P. (the "Family Fund"), The D3 Family Bulldog Fund, L.P. (the "Bulldog Fund"), The DIII Offshore Fund, L.P. (the "Offshore Fund"), Nierenberg Investment Management Company, Inc. ("NIMCO"), Nierenberg Investment Management Offshore, Inc. ("NIMO") and David Nierenberg ("Mr. Nierenberg").
Item 4. Puropos of Transaction
Item 4 is hereby amended to add the following:

On February 22, 2016, David Nierenberg resigned from the Board of Directors of ESIO (the "Board") after six years of service. His letter of resignation is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Mr. Nierenberg originally sought appointment to the Board because he believed that important changes were required in the Issuer's resource allocation and strategy, particularly after, in his view, the Issuer, under prior management and the prior board, had mis-spent tens of millions of dollars on unsuccessful acquisitions, subsequent operating losses from those acquisitions, and on unsuccessful new product development ideas.

During Mr. Nierenberg's first four years on the Board, and without personally taking credit for what happened, the following changes were made:

•            ESIO hired a professional venture capitalist to focus and manage its M&A program and dramatically narrowed the scope of that acquisition program to vertical integration of the lasers used in its equipment and geographic expansion in China.
•            Instead of spending too much on poorly focused M&A and R&D, ESIO returned excess capital to its shareholders, through a one-time cash dividend of $2.00 per share and a regular quarterly dividend of $0.08 per share (since discontinued).
Finally, the rate of change accelerated dramatically two years ago, when the Board appointed Ed Grady   CEO of ESIO.  The Reporting Persons  had previously backed Mr. Gradywhen he transformed Brooks Automation (Nasdaq: BRKS) into a lower cost, more focused, and shareholder friendly manufacturer of capital equipment.  In his first  two years running ESIO, in our view, Mr. Grady upgraded the quality and performance of ESIO's senior management, and changed ESIO's corporate culture skillfully to promote accountability, teamwork, openness, efficiency, and individual initiative.
•            Soon after the CEO change, a similar process of transformation began with the Board. Rick Wills became ESIO's new board chair; the Board changed the chair of each of its three standing committees; three capable, long-serving directors left the Board to be replaced by three excellent new directors with forward-looking experience and superb networks of contacts; the Board made ESIO's governance rules more shareholder friendly; and the Board modified how and where it spends time to better focus on key strategic issues and act as a more deliberative body.

•            Mr. Grady changed ESIO's strategy, so that instead of swinging for the fences developing products for markets which do not yet exist, the Issuer emphasized developing new products for existing applications adjacent to its existing markets which value and build on ESIO's historical strengths in laser-material interaction, precise motion control, machine vision, and rapid throughput. Because developing and introducing these products required one to two years of investment, ESIO deeply reduced its operating costs, to lower its break-even rate and conserve cash.  In re-engineering its costs, ESIO migrated more purchasing and manufacturing to Asia, increased the percentage of its systems which use its own internally-produced lasers, closed redundant facilities, reduced headcount, controlled benefits costs, and brought SG&A costs under tight control. ESIO defended and grew its market share in its core flex circuit drilling business while adding products in adjacencies at a variety of value points, addressing such markets as rigid printed circuit board (PCB) drilling, semiconductor package drilling, and micro-machining.
•            The result of the successful execution of ESIO's new corporate strategy is apparent in its recent financial  results:  ESIO has delivered three consecutive quarters of positive operating cash flow; ESIO returned to non-GAAP profitability in its December 2015 quarter, several quarters before expected, and did so on only $43M of revenue; bookings grew to exceed $52M in the December quarter;  ESIO has guided that revenues should grow sequentially in the March quarter; and the Issuer has maintained a strong balance sheet, with no debt, over $60M in cash, and over $30M of unencumbered real estate.
•            We believe that ESIO is now well positioned for continued profitable growth, as its new products are used in such growth applications as flex drilling, micro-machining devices and components, and drilling rigid PCB's and semiconductor packaging.
•            The public market is beginning to recognize the Issuer's progress, with ESIO's share price rising approximately 70% since it bottomed in 2015, even while the micro-cap value segment of the domestic stock market has been in a bear market.
The result of ESIO's nascent turnaround, we believe, is that Mr. Nierenberg is no longer needed on the Board.  As chair of the nominating and governance committee of the Board, the right thing for him to do is to lead by personal example:  stepping down from the Board at this time, thereby enabling ESIO to either reduce its cost of governance by shrinking the size of the Board or replace him with a new director who brings experience which can help the Issuer grow in Asia or in lasers or in drilling and micro-machining adjacencies.

As stated in his resignation letter, Mr. Nierenberg leaves the Board delighted with the Issuer's progress and prospects.  The Reporting Persons hope for continued appreciation in the value of their investment in the Issuer.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 31,124,287 Shares outstanding as of February 5, 2016, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2016.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 571,683 Shares, constituting approximately 1.8% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 2,048,494 Shares, constituting approximately 6.8% of all of the outstanding Shares.
As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 152,903 Shares, constituting approximately 0.5% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 2,773,080 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 8.9% of all of the outstanding Shares.
By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 2,773,080 Shares beneficially owned by NIMCO and NIMO, constituting approximately 8.9% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 2,773,080 Shares, constituting approximately 8.9% of the outstanding Shares.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 571,683 shares of Common Stock held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,048,494 shares of Common Stock held by the Bulldog Fund.
The Offshore Fund, NIMO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 152,903 shares of Common Stock held by the Offshore Fund.
(c)  No transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

Item 7.                            Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:

99.1            Notice of Resignation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

The D3 Family Fund, L.P., The D3 Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
February 24, 2016	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
February 24, 2016	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
February 24, 2016	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
February 24, 2016	By: /s/ David Nierenberg David Nierenberg, President
February 24, 2016	/s/ David Nierenberg David Nierenberg

Exhibit 99.1
Notice of Resignation

Dear Rick and Ed,

After much deliberation, and six years of service on the board of ESI, I have decided to resign today from the board.

I want to assure you, and the ESI community, that I am resigning only for positive reasons and with a positive view about the company and its prospects.  Leadership of the board and the company is in excellent hands.  I am delighted that ESI's turnaround is clicking.  ESI no longer needs a turnaround guy like me on the board.  With the recent addition of three excellent directors---John Medica, Ray Link, and Larry Cramer---ESI has added directors with the business experience and the personal networks which can help ESI continue on its rising trajectory of profitable growth.

Thank you both for your service to ESI and thanks to all ESI staff for bringing the company back to growth and profitability.  I will miss working with all of you as an insider.

Although I am leaving the board, D3 continues to be a large ESI shareholder.  While our share price is up over 70% since bottoming last year, I believe that the company's prospects and performance can drive it much higher in the months and years ahead.  In the role of a large shareholder, I look forward to being part of that ride.

Leaving as a friend of yours and of the company, please do not hesitate to call upon me any time that I may be useful to ESI.

Sincerely yours,

David Nierenberg